OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         July 20, 2007                   FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2252
                                               EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA EDGAR
---------

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

            RE:   BNS Holding, Inc. Letter to Boston Stock Exchange
                  -------------------------------------------------

Dear Sir:

      Please find attached a letter sent by BNS Holding, Inc. (the "Company") to
The Boston Stock Exchange  pursuant to Rule  12d2-2(c)(2)(ii)  of the Securities
Exchange Act of 1934,  as amended,  informing  the Boston Stock  Exchange of the
Company's  intention to cease the listing the  Company's of Class A Common Stock and Preferred  Stock Purchase  Rights from such exchange.  We hope you will find everything  in order.  Please  feel free to contact me at (212)  451-2252 if you have any questions.

                                          Sincerely,

                                          /s/ Kenneth A. Schlesinger

cc:   Kenneth Kermes, CEO BNS Holding, Inc.
      The Boston Stock Exchange

                                                               NEW JERSEY OFFICE
                                                    744 BROAD STREET, 16TH FLOOR
                                                              NEW YORK, NJ 07102
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

                                BNS HOLDING, INC.
                               61 EAST MAIN STREET
                           LOS GATOS, CALIFORNIA 95031
                            Telephone: (401) 848-6300
                               Fax: (401) 848-6444

                                                                   July 20, 2007

BY FACSIMILE AND FEDEX
----------------------

The Boston Stock Exchange
100 Franklin Street
Boston Massachusetts 02110

            Re:   BNS Holding, Inc. /  Notice of Reverse Stock Split and
                  Intent to Delist From the Boston Stock Exchange
                  ------------------------------------------------------

Ladies and Gentlemen:

      In accordance with Rule 10b-17 of the Securities and Exchange Act of 1934, as amended (the "Exchange  Act") and Chapter XXVII,  Sec. 2, of the Rules of the
Board of  Governors  of the  Boston  Stock  Exchange,  BNS  Holding,  Inc.  (the
"Company")  hereby notifies you of its intent to (i) effect a 1-for-200  reverse stock split (the "Reverse  Stock  Split") of its Class A Common Stock,  $.01 par
value (the  "Common  Stock")  and (ii)  voluntarily  delist its shares of Common
Stock from trading on the Boston Stock  Exchange and  deregister its shares from the Securities and Exchange Commission (the "Commission"). Pursuant to the terms of the Reverse  Stock Split  approved by the Board of  Directors of the Company, stockholders  of the Company  owning fewer than 200 shares of Common Stock as of
July 30, 2007 will have their shares  cancelled and converted  into the right to receive $13.62 cash per share. In addition, the Board of Directors also approved a 200-for-1 forward stock split (the "Forward Stock Split" and together with the
Reverse Stock Split,  the  "Reverse/Forward  Stock Split")  immediate  after the
Reverse Stock Split to eliminate any fractional  interests held in the Company's
Common  Stock  as  a  result  of  the  Reverse   Stock   Split.   Prior  to  the
Reverse/Forward  Stock Split,  the Company had 3,034,944  shares of Common Stock outstanding.  Immediately following the Reverse/Forward Stock Split, the Company anticipates to have 2,980,945  shares of Common Stock  outstanding and less than
250 stockholders of record. The effectiveness of the Reverse/Forward Stock Split is  conditioned  upon the acceptance by the Office of the Secretary of the State of the State of Delaware of the  Certificates of Amendment of the Certificate of
the  Incorporation  of the Company  effectuating the Reverse Stock Split and the
Forward  Stock  Split.  A copy of the press  release  issued by the Company with respect to the Reverse/Forward Stock Split is attached hereto as Exhibit 1.

      As a result of delisting and deregistering its shares of Common Stock, the
Company expects to save  approximately $1.5 million in one-time costs associated with  compliance  with  Section  404 of the  Sarbanes  Oxley  Act  of  2002  and
approximately  $0.7  million  annually  on costs  related  to  being a  publicly reporting  company.  Accordingly,  the Company is requesting  that its shares of
Common  Stock be  withdrawn  from  listing  on the  Boston  Stock  Exchange  and deregistered  with the Commission on of before August 10, 2007. A certified copy of  the  resolutions  by  the  Company's  Board  of  Directors  authorizing  the withdrawal and deregistration is attached hereto as Exhibit 2.

      Computershare Trust Company (the "Exchange Agent"), the Company's transfer agent,  will also act as the exchange  and paying agent for the  Reverse/Forward
Stock Split. The effective date of the Reverse/Forward  Stock Split is August 2,
2007 and the Company  anticipates  that the  Exchange  Agent will  distribute  a
Letter of Transmittal to all  stockholders  of the Company on or about August 3,
2007. For more information with respect to the payment and exchange  procedures, please  contact  Stephen Plefka by telephone at (781) 575-2388 or by mail at 250
Royall Street - MS: 3B, Canton, MA 02021.

                                          Sincerely,

                                          /s/ Sandra B. Kearney
                                          Secretary

cc: Kenneth A. Schlesinger